UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

Battalion Oil Corporation
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
40537Q803
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 40537Q803

1	NAME OF REPORTING PERSON

LION POINT CAPITAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		352,851
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

352,851
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,851
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.17%
12	TYPE OF REPORTING PERSON

IA, PN

CUSIP NO. 40537Q803

1	NAME OF REPORTING PERSON

LION POINT HOLDINGS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		352,851
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

352,851
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,851
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.17%
12	TYPE OF REPORTING PERSON

HC, OO

CUSIP NO. 40537Q803

1	NAME OF REPORTING PERSON

DIDRIC CEDERHOLM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

SWEDEN AND FRANCE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		352,851
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

352,851
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,851
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.17%
12	TYPE OF REPORTING PERSON

HC, IN

CUSIP NO. 40537Q803

Item 1(a).	Name of Issuer:

Battalion Oil Corporation formerly known as Halcón Resources Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Louisiana St., Suite 6600, Houston, Texas 77002
Item 2(a).	Name of Persons Filing:

This Schedule 13G is being jointly filed by Lion Point Capital, LP, a Delaware limited partnership (“Lion Point Capital”), Lion Point Holdings GP, LLC, a Delaware limited liability company (“Lion Point Holdings”) and Didric Cederholm, a dual citizen of Sweden and France. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”
Lion Point Capital is the investment manager to its investment fund client. Lion Point Holdings is the general partner of Lion Point Capital. Mr. Cederholm is a Founding Partner and Chief Investment Officer of Lion Point Capital. Mr. Cederholm is also a Member and a Manager of Lion Point Holdings. By virtue of these relationships, each of Lion Point Capital, Lion Point Holdings and Mr. Cederholm may be deemed to beneficially own the securities beneficially owned by its investment fund client.
Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 250 West 55th Street, 33rd Floor, New York New York 10019.
Item 2(c).	Citizenship:

Each of Lion Point Capital and Lion Point Holdings is organized under the laws of the State of Delaware. Mr. Cederholm is a dual citizen of Sweden and France.
Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Shares”)
Item 2(e).	CUSIP Number:

40537Q803
Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).*
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/X/	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).**
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

CUSIP NO. 40537Q803

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on December 31, 2021, the Reporting Persons may be deemed to have  beneficially owned  352,851 shares of Common Stock. The number of shares reported as beneficially owned
(b)	Percent of class:
2.17% (based upon 16,273,913 Shares outstanding, which is the total number of Shares outstanding as of November 4, 2021 as reported in the Issuer’s Registration Statement on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021).
(c)            Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP NO. 40537Q803

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2021.
Item 9.	Notice of Dissolution of Group.

Not Applicable.
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 40537Q803
SIGNATURES
After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information with respect to it or him set forth in this statement is true, complete and correct.
Dated: February 14, 2022

LION POINT CAPITAL, LP

By:	Lion Point Holdings GP, LLC, its General Partner

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

LION POINT HOLDINGS GP, LLC

By:	/s/ Didric Cederholm
	Name:	Didric Cederholm
	Title:	Manager and Member

/s/ Didric Cederholm
DIDRIC CEDERHOLM